SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RARE Hospitality International, Inc.

(Name of Subject Company)

RARE Hospitality International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

753820109

(CUSIP Number of Class of Securities)

W. Douglas Benn

Chief Financial Officer

8215 Roswell Road, Bldg. 600

Atlanta, Georgia 30350

Telephone: (770) 399-9595

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Cathy D. Hampton Vice President, General Counsel and Corporate Secretary RARE Hospitality International, Inc. 8215 Roswell Road, Building 600 Atlanta, Georgia 30350 Telephone: (770) 551-5469	William H. Avery Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone : (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2007, by RARE Hospitality International, Inc., a Georgia corporation (the “Company”), relating to the tender offer by Surf & Turf Merger Corp., a Georgia corporation and wholly-owned subsidiary of Darden Restaurants, Inc., a Florida corporation, disclosed in a Tender Offer Statement on Schedule TO dated August 31, 2007 and filed with the SEC, to acquire each issued and outstanding share of common stock, no par value, of the Company (the “Shares”) in exchange for $38.15 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended by deleting the third paragraph of the section captioned “Convertible Notes Consent Solicitation” in its entirety and replacing it with the following paragraph:

“Subject to the terms and conditions of the Consent Solicitation, the Company will make a cash payment (the “Consent Fee”) of $2.50 to each Holder of Notes for each $1,000 in principal amount of Notes in respect of which such Holder has (i) validly delivered (and not withdrawn) a consent prior to 5:00 p.m. New York City time on September 19, 2007 (the “Expiration Date”) and (ii) who surrenders such Holder’s Notes for conversion following the occurrence of a Fundamental Change (as defined in the Indenture), which would include the Tender Acceptance. It is expected that any Consent Fee due will be paid on the third business day following the Conversion Date (as defined in the Indenture), or as soon as practicable thereafter (the “Payment Date”). The Company will not be obligated to pay any Consent Fee if the Requisite Consents have not been accepted on or before the Expiration Date. Upon conversion of the Notes, the Company will deliver to each Holder, in addition to the conversion value with respect to each $1,000 aggregate principal amount of the Notes, accrued and unpaid interest to, but excluding, the date of conversion. Consents will only be deemed effective upon the occurrence of a Fundamental Change, which includes the Tender Acceptance.”

Item 9. Material to be Filed as Exhibits

The following exhibits are filed with this Amendment:

Exhibit No.	Description
(a)(5)	Press Release issued by the Company, dated September 12, 2007, announcing an amendment to the Consent Solicitation and the extension of the Expiration Date for the Consent Solicitation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007

RARE HOSPITALITY INTERNATIONAL, INC.

By:	/s/ W. Douglas Benn
(Chief Financial Officer)